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                                                                    Exhibit 99.1


[VIVENDI ENVIRONNEMENT LOGO]                            [VIVENDI UNIVERSAL LOGO]

                              SUMMARY PRESS RELEASE


            RESTRUCTURING OF VIVENDI ENVIRONNEMENT'S SHAREHOLDER BASE


         PARIS, JUNE 24, 2002 - Vivendi Environnement and Vivendi Universal announced today the details of a planned restructuring of Vivendi Environnement's share capital. The restructuring comprises of two successive transactions:

         1. A secondary offering of up to 53.8 million shares of Vivendi Environnement (or approximately 15.5% of Vivendi Environnement's share capital before the capital increase described below) by the financial institution that is the counterparty to the previously announced "repo" financing with Vivendi Universal, as selling shareholder, in a private placement in France and elsewhere. Through this offering, the counterparty will have sold the shares received from Vivendi Universal in the context of a financing granted to Vivendi Universal on June 12, 2002 through a pension livree, a French repurchase arrangement, initially covering 43.5 million shares of Vivendi Environnement, which may be increased to up to 53.8 million shares. In addition, in order for the counterparty to be in a position to deliver the same number of shares upon maturity of the French repurchase arrangement on December 27, 2002, Vivendi Universal will immediately effect a forward sale to the counterparty of the same number of shares at the offering price.

                  The offering will be made through an accelerated bookbuilding process to institutional investors. The offering price will be set on the date of closing of the order book, which is expected to occur on June 25, 2002 (or earlier).

                  As a result of these transactions, Vivendi Universal will receive in June 2002 net proceeds in the order of E1.7 billion, and its debt under U.S. GAAP will be reduced at the end of December 2002 by the same amount without any market risk.

         2. A reinforcement of Vivendi Environnement's shareholders' equity through a capital increase of a maximum amount of approximately E1.5 billion by the issuance of preferential subscription rights to its shareholders. A group of financial investors has committed to purchase and exercise Vivendi Universal's preferential subscription rights and to subscribe for all shares underlying any preferential subscription rights that are not exercised. The subscription price in the capital increase, the full subscription of which is assured by the financial investors, will be equal to the secondary offering price less E1. Giving effect to the capital increase and depending on the number of rights exercised by the public, the financial investors will hold between 6% and 13% of Vivendi Environnement's capital stock and have agreed to a 6-month lock-up on these shares, subject to certain exceptions.


         After the secondary offering and the capital increase, Vivendi Universal will hold approximately 42% of the common stock and voting rights of Vivendi Environnement and has agreed to an 18-month lock-up on these shares, subject to certain exceptions.

         Following the capital increase, Vivendi Environnement will dispose of the financial resources to ensure its development and an increase its financial flexibility. Moreover, the enhanced
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         autonomy of Vivendi Environnement and the increase in the size of its public float resulting from the offering and the capital increase will enable its market profile to improve.

         These transactions will allow Vivendi Universal to pursue the implementation of its debt reduction policy.

DETAIL OF CONTEMPLATED TRANSACTIONS

         Vivendi Environnement and the counterparty referenced above have decided to proceed with a combined transaction consisting of a sale of existing shares and an issuance of new shares of Vivendi Environnement, in which Vivendi Universal will participate by transferring its preferential subscription rights to the financial investors mentioned above and by effecting a forward sale maturing in December 2002, at the offering price for the existing shares, of the number of shares needed to unwind the financing transaction by pension livree, a French repurchase arrangement, entered into on June 12, 2002. As a result, Vivendi Universal will not subscribe for new shares in the capital increase.

         The purpose of the transaction, launched on June 24, 2002, is to:

         - restructure Vivendi Environnement's shareholder base, including reducing Vivendi Universal's holdings to approximately 42% of Vivendi Environnement's shares and voting rights,

         - reinforce Vivendi Environnement's financial resources in order to assure its development and increase its financial flexibility through a capital increase of approximately E1.5 billion,

         - create a group of financial shareholders representing between 6% and 13% of the capital and voting rights of Vivendi Environnement upon completion of the capital increase (excluding any shares held by these financial investors prior to the transaction),

         - permit Vivendi Universal to pursue the implementation of its debt reduction policy approved by its board of directors and senior management,

         - provide Vivendi Universal's investors with a business profile focused on its media and communications businesses, and

         - permit Vivendi Universal to deconsolidate Vivendi Environnement's accounts in Vivendi Universal's financial statements under U.S. GAAP, while allowing Vivendi Universal to preserve actual control of Vivendi Environnement, which will require it to continue to fully consolidate Vivendi Environnement's accounts under French GAAP.


SALE OF VIVENDI ENVIRONNEMENT'S SHARES

         The sale of the Vivendi Environnement shares previously held by Vivendi Universal and transferred to the counterparty referenced above will be made through an accelerated bookbuilding to institutional investors (the "Placement"). The sale price will be set on the date of the closing of the bookbuilding process, which is expected to close on June 25, 2002 (or earlier).
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         Following this offering, the counterparty will have sold the Vivendi
         Environnement shares received from Vivendi Universal in the context of a financing granted to Vivendi Universal on June 12, 2002 through a pension livree, a French repurchase arrangement, initially covering
         43.5 million shares of Vivendi Environnement and with the possibility of raising the number of shares covered. In addition, the terms relating to the unwinding of the French repurchase arrangement upon its maturity in December 2002 have been agreed upon and will be set forth in a forward sale contract to be entered into by Vivendi Universal and the counterparty, at the offering price, and in respect of the same number of shares. As a result, the unwinding of the French repurchase transaction upon maturity will be effected without affecting the market for Vivendi Environnement's shares and in a manner that ensures that Vivendi Universal's participation in Vivendi Environnement will meet Vivendi Universal's objective to maintain its stake at approximately 42%.


VIVENDI ENVIRONNEMENT'S CAPITAL INCREASE

         In accordance with the decision of the mixed general shareholders' meeting held on April 25, 2002 and the prior authorization of the Supervisory Board dated June 17, 2002, Vivendi Environnement's Management Board approved, at its meeting held on June 24, 2002, the principle of a capital increase in a maximum amount of approximately E1.5 billion and granted its Chairman the necessary powers to carry out such a capital increase with preferential subscription rights.

         The capital increase will not be launched until the sale of Vivendi Environnement's shares referred to above is completed. The capital increase will be described in a prospectus (note d'operation) submitted to the approval (visa) of the French Commission des operations de bourse.

         The subscription price of the new shares will be equal to the price of the existing shares sold by the Placement referred to above, less E1.

         The purpose of the capital increase is to allow Vivendi Environnement to continue its development to respond to its general financing needs. In addition, the capital increase should also enable Vivendi Environnement to reinforce its financial flexibility by securing its credit rating objectives, reducing its cost of financing and optimizing its financial ratios. Vivendi Environnement's objective is to achieve a ratio of EBITDA to financial expenses of approximately 5.0 and a ratio of net debt to EBITDA lower than or equal to 4.0 by 2004. Vivendi Environnement's enhanced autonomy and the increase in the size of its public float resulting from the sale of existing shares and the capital increase will also permit Vivendi Environnement to improve its market profile.

IMPORTANT DISCLAIMERS

Each of Vivendi Universal and Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities
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Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside Vivendi Environnement's control, including but not limited to including but not limited to the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, particularly in light of Vivendi universal ceasing to hold at least 50% of Vivendi Environnement's shares, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents each of Vivendi Universal and Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Neither Vivendi Universal nor Vivendi Environnement undertakes, nor has, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Universal and Vivendi Environnement, as applicable.

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. VIVENDI ENVIRONNEMENT DOES NOT INTEND TO REGISTER ANY PORTION OF THE PLANNED SHARE SALE, THE RIGHTS OR THE UNDERLYING SHARES IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.


ANALYST AND INSTITUTIONAL INVESTOR CONTACT:


Nathalie Pinon +33 1 71 75 01 67